Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Cautionary Statement Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our expectation regarding the sufficiency of our existing cash and cash equivalents to fund our current operations;

●	our ability to advance the development of our ART and future potential product candidates;

●	our ability to commercialize our ART and future potential product candidates and future sales of our ART or any other future potential product candidates;

●	our assessment of the potential of our ART and future potential product candidates to treat certain indications;

●	our planned level of capital expenditures and liquidity;

●	our plans to continue to invest in research and development to develop technology for new products;

●	anticipated actions of the U.S. Food and Drug Administration, or the FDA, state regulators, if any, or other similar foreign regulatory agencies, including approval to conduct clinical trials, the timing and scope of those trials and the prospects for regulatory approval or clearance of, or other regulatory action with respect to our products or services;

●	the regulatory environment and changes in the health policies and regimes in the countries in which we intend to operate, including the impact of any changes in regulation and legislation that could affect the medical device industry;

●	our ability to meet our expectations regarding the commercial supply of our ART and future product candidates;

●	our ability to retain key executive members;

●	our ability to internally develop new inventions and intellectual property;

●	the overall global economic environment;

●	the impact of COVID-19 and resulting government actions on us;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	the impact of competition and new technologies;

●	our ability to internally develop new inventions and intellectual property;

●	our expectations regarding the use of proceeds from this offering

●	changes in our strategy; and

●	litigation.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our registration statement on Form F-1, which was declared effective by the Securities and Exchange Commission, or the SEC, on July 13, 2021, or the Registration Statement, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

Unless otherwise indicated, all references to “we,” “us,” “our,” the “Company” and “Inspira” refer to Inspira Technologies Oxy B.H.N. Ltd. References to “NIS” are to New Israeli Shekels and references to “dollars” or “$” are to U.S. dollars. We report under International Financial Reporting Standards as issued by the International Accounting Standards Board. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

A. Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed financial statements and the related notes thereto for the six months ended June 30, 2021, included elsewhere in this Report on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties

Overview

Since our inception in 2018, we have incurred operating losses. Our operating loss for the six-months ended June 30, 2020 and 2021 were $2.3 million and $2.6 million, respectively. As of June 30, 2021, we had an accumulated deficit of $20 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future, and our losses may fluctuate significantly from year to year. We anticipate that our expenses will increase significantly in connection with our ongoing activities, as we:

●	continue clinical development of our ART system;

●	file new applications seeking regulatory approval for the ART pursuant to FDA’s Section 510(K) regulatory pathway in the United States;

●	continue to invest in the preclinical research and development of any future product candidates;

●	establish a commercial infrastructure to support the marketing, sale and distribution of the ART if it receives regulatory approval;

●	hire additional research and development and general and administrative personnel to support our operations;

●	maintain, expand and protect our intellectual property portfolio; and

●	continue to incur costs associated with operating as a public company.

We do not have any product candidates approved for sale and have not generated any revenue from product sales.

On July 16, 2021, we closed our initial public offering, or IPO, whereby we sold 2,909,091 Ordinary Shares and 3,345,455 tradable warrants (inclusive of 436,364 tradable warrants pursuant to the exercise of an overallotment option granted to the underwriters). The aggregate net proceeds received by us from the IPO were $16 million, before underwriting discounts and other offering costs. Prior to our IPO, we financed our operations primarily through convertible debt, as well as grants from the Israel Innovation Authority, or the IIA.

Operating Expenses

Our current operating expenses consist of three components — research and development expenses, general and administrative expenses and marketing expenses.

Revenue

To date, we have not generated revenue from the sale of any product, and we do not expect to generate significant revenue within the next year at least.

Research and Development Expenses, net

Our research and development expenses consist primarily of salaries and related personnel expenses, share-based compensation expenses, materials costs consultants and other third parties who support the developments of our product service fees and other related research and development expenses.

In October 2019, we received the approval of the IIA for its participation in certain development expenses carried out by the Company, within the framework of determined budgets and time periods. Through June 30, 2021, we received a total of $843,000 and no additional grants are expected to be received.

The following table discloses the breakdown of research and development expenses:

	Six Months Ended June 30,
U.S. dollars in thousands	2021	2020

Salary and related expenses	584	524
Materials and related expenses	80	143
Subcontractors	147	52
IIA participation	(51)	(218)
Share-based compensation	241	769
Depreciation	59	78
Office maintenance	44	108
Total	1,104	1,456

We expect that our research and development expenses will materially increase as we continue to develop our products and recruit additional research and development employees.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related expenses, share based compensation, professional service fees for accounting and booking, legal fees, facilities, travel expenses and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

Unaudited	Six Months Ended June 30,
U.S. dollars in thousands	2021	2020

Professional fees	715	200
Salary and related expenses	186	60
Rent and office maintenance	25	37
Share-based compensation	222	532
Travel abroad	14	10
Depreciation	34	1
Others	14	-
Total	1,210	840

Comparison of the Six Months Ended June, 2021 and 2020

Results of Operations

	Six Months Ended June 30,
U.S. dollars in thousands	2021	2020

Research and development expenses	1,104	1,456
Marketing expenses	244	-
General and administrative expenses	1,210	840
Operating loss	2,558	2,296
Financial expenses	5,732	2,052
Net loss	8,290	4,348
Loss attributable to holders of Ordinary Shares	8,290	4,348

Research and Development Expenses

Our research and development expenses for the six months ended June 30, 2021, amounted to $1,104,000 representing a decrease of $352,000, or 24%, compared to $1,456,000 for the six months ended June 30, 2020. The decrease is attribute to a decrease in share-based compensation expenses, and partially offset by the IIA payment of certain development expenses.

Marketing expenses

Marketing expenses for the six months ended June 30, 2021 were $244,000, representing an increase of $244,000, compared to no such expenses for the six months ended June 30, 2020. The reason for the increase is that the Company is now focused on marketing, brand awareness and exploring go-to-market capabilities.

General and administrative expenses

Our general and administrative expenses totaled $1,210,000 for the six months ended June 30, 2021, an increase of $370,000 or 44%, compared to $840,000 for the six months ended June 30, 2020. The increase is attributed to an increase of $500,000 in corporate expenses, legal and professional fees in preparation for the IPO, as well as capital raising fees for the convertible loan agreements and simple agreements for future equity, an increase of $120,000 in salary and related expenses offset by a decrease of $310,000 in share-based compensation expenses.

Operating loss

As a result of the foregoing, our operating loss for the six months ended June 30, 2020 was $2,558,000 compared to an operating loss of $2,296,000 for the six months ended June 30, 2021, an increase of $262,000, or 11%.

Financial expenses

Financial expenses consist of revaluation of debt instruments presented at fair value and bank fees.

We recognized financial expenses for the six months ended June 30, 2021 of $5,732,000 representing an increase of $3,680,000 compared to financial expenses of $2,052,000 for the six months ended June 30, 2020. The increase was primarily due to a change in the fair value of debt instruments.

Total comprehensive loss

As a result of the foregoing, our total comprehensive loss for the six months ended June 30, 2021 was $8,323,000, compared to $4,363,000 for the six months ended June 30, 2020, an increase of $3,960,000, or 90%.

Impact of COVID-19

The global spread of COVID-19 led many countries, including Israel, to impose stringent limitations on movement, gatherings, transit of passengers and goods and to close the borders between countries. The responses of governments have notably impacted many economies as well as capital markets worldwide.

Our company was able to maintain almost ordinary levels of operations during the period including the performance of its planned studies. We were affected by service providers lack of availability and extended times of delivery from suppliers abroad.  We also experienced several weeks of delay in receiving components of the ART during the first half of 2020.

Future possible impact of COVID-19 will depend on future developments with the pandemic which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions by governments around the world to contain COVID-19 or treat its impact, among others.

Critical Accounting Policies and Estimates

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. A comprehensive discussion of our critical accounting policies is included in “Critical Accounting Policies and Estimates” under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Registration Statement, as well as our unaudited condensed financial statements and the related notes thereto for the six months ended June 30, 2021, included elsewhere in this Report Form 6-K.

JOBS Act Transition Period

We are an emerging growth company, as defined in Section 2(a) of the Securities Act, as implemented under the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company, we may rely on certain of these exemptions, including without limitation, (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of the IPO, (b) in which we have total annual gross revenues of at least $1.07 billion or (c) in which we are deemed to be a “large accelerated filer” under the rules of the SEC, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700.0 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

B. Liquidity and Capital Resources

Overview

Since our inception through June 30, 2021, we have funded our operations principally from the convertible securities and loans and from government grants.

As of June 30, 2021, we had $4,355,000 in cash and cash equivalents.

The table below presents our cash flows for the six months ended June 30, 2021:

	Six Months Ended June 30,
U.S. dollars in thousands	2021	2020

Net cash used in operating activities	(2,330)	(836)

Net cash used in investing activities	(898)	(51)

Net cash provided by financing activities	7,114	966

Net increase in cash and cash equivalents	3,886	79

Operating Activities

Net cash used in operating activities of $2,330,000 during the six months ended June 30, 2021 and net cash used in operating activities of $836,000 during the six months ended June 30, 2020 was primarily used for payment of salaries and related personnel expenses, materials expenses, subcontractors, travel and office maintenance.

Investing Activities

Net cash used in investing activities of $898,000 during the six months ended June 30, 2021, consisted mainly of a short time restricted deposit in amount of $857,000 and $41, used for purchasing property and equipment. Net cash used in investing activities of $51,000 during the six months ended June 30, 2020, primarily reflected property purchases and operational deposits.

Financing Activities

Net cash provided by financing activities of $7,114,000 during the six months ended June 30, 2021, consisted mainly of $7,165,000 of net proceeds from convertible loan and simple agreements for future equity, and from the IIA’s grant of $55,000.

Net cash provided by financing activities of $966,000 during the six months ended June 30, 2020, consisted mainly of $857,000 of net proceeds from the convertible note and from the IIA’s grant of $197,000.

Current Outlook

We have financed our operations to date primarily through convertible notes and loans and from grants from the IIA. We have incurred losses and generated negative cash flows from operations since inception in 2018. Since inception, we have not generated any revenue and we do not expect to generate significant revenues in the near future.

As of June 30, 2021, our cash and cash equivalents were $4,355,000. On July 16, 2021, we closed our initial public offering. The aggregate net proceeds received by us from the IPO were $16 million, before underwriting discounts and other offering costs.

We expect that our existing cash and cash equivalents as of the June 30, 2021 will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months.

Our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the costs of manufacturing our products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Until we can generate significant recurring revenues and profit, we expect to satisfy our future cash needs through equity or debt financings. We cannot be certain that additional funding will be available to us when needed, on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our product candidates. This may raise substantial doubts about our ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk

We operate primarily in Israel, and approximately 80% of our expenses are denominated in NIS. We are therefore exposed to market risk, which represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. We are subject to fluctuations in foreign currency rates in connection with these arrangements.

We currently partially hedge our foreign currency exchange rate risk to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

Interest Rate Risk

We do not anticipate undertaking any significant long-term borrowings. At present, our investments consist primarily of cash and cash equivalents, and short-term deposits. The primary objective of our investment activities is to preserve principal while maximizing the income that we receive from our investments without significantly increasing risk and loss. Our investments may be exposed to market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments, if any.

Impact of Inflation and Currency Fluctuations

Inflation generally affects us by increasing our NIS-denominated expenses, including salaries and benefits, as well as facility rental costs and payment to local suppliers. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the six months ended June 30, 2021.